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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ASHFORD.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities )

04409310

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐ Rule 13d-1 (b)

         ☒ Rule 13d-1 (c)

         ☐  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 04409310

1.	Name of Reporting Person: Amazon.com, Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-1646860

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): CO

13G
CUSIP No. 04409310

1.	Name of Reporting Person: Amazon.com NV Investment Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): 88-0470210

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person (See Instructions): CO

13G

Item 1.
	(a)	Name of Issuer:
This amendment to Schedule 13G relates to Ashford.com, Inc., a Delaware corporation (the "Company").
	(b)	Address of Issuer's Principal Executive Offices:
The Company's principal executive offices are located at 3800 Buffalo Speedway, Suite 400, Houston, Texas 77098.

Item 2.
2.1	(a)	Name of Person Filing:
This amendment to Schedule 13G is being filed by Amazon.com, Inc. ("Amazon.com").
	(b)	Address of Principal Business Office or, if none, Residence:
The business address of Amazon.com is 1200 12th Avenue South, Suite 1200, Seattle, Washington 98144.
	(c)	Citizenship:
Amazon.com is a corporation organized under the laws of the state of Delaware.
	(d)	Title of Class of Securities:
This amendment to Schedule 13G relates to the Company's common stock, $.001 par value (the "Common Stock").
	(e)	CUSIP Number:
The CUSIP number for the Company's Common Stock is 04409310.

2.2	(a)	Name of Person Filing:
This amendment to Schedule 13G is being filed by Amazon.com NV Investment Holdings, Inc. ("Amazon.com NV Investment").
	(b)	Address of Principal Business Office or, if none, Residence:
The business address of Amazon.com NV Investment is 907 Tahoe Blvd., Suite 5, Incline Village, Nevada, 89451.
	(c)	Citizenship:
Amazon.com NV Investment is a corporation organized under the laws of the state of Nevada.
	(d)	Title of Class of Securities:
This amendment to Schedule 13G relates to the Company's Common Stock.
	(e)	CUSIP Number:
The CUSIP number for the Company's Common Stock is 04409310.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
4.1	Amazon.com as of December 31, 2002:
(a) Amount beneficially owned:
-0-[1]
(b) Percent of class:
0%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
-0-
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
-0-
(iv) Shared power to dispose or to direct the disposition of:
-0-
4.2	Amazon.com NV Investment as of December 31, 2002:
(a) Amount beneficially owned:
-0-[2]
(b) Percent of class:
0%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
-0-
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
-0-
(iv) Shared power to dispose or to direct the disposition of:
-0-
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

☒ This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owner of more than five percent of the class of the Company's securities.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Company Name(s):

AMAZON.COM, INC.

By:	/s/ Mark Peek
Name:	Mark Peek
Title:	Vice President

AMAZON.COM NV INVESTMENT HOLDINGS, INC.

By:	/s/ Russell Grandinetti
Name:	Russell Grandinetti
Title:	Vice President

Footnotes:

1 Pursuant to the merger between the Company and GSI Commerce, Inc. (formerly Global Sports, Inc.) (“GSI”), which was consummated on March 14, 2002, Amazon.com, as the indirect beneficial owner through its wholly owned subsidiary, Amazon.com NV Investment, of 7,406,632 shares of the Company, received a combination of cash and 56,290 shares of GSI (the “GSI Shares”) in exchange for its holdings in the Company. The GSI shares at no time represented five percent (5%) or more of any equity security of GSI of a class specified by Rule 13d-1(i), and in any event all of the GSI Shares were sold on May 17, 2002.

2 Pursuant to the merger between the Company and GSI Commerce, Inc. (formerly Global Sports, Inc.) (“GSI”), which was consummated on March 14, 2002, Amazon.com NV Investment, as the direct beneficial owner of 7,406,632 shares of the Company, received a combination of cash and 56,290 shares of GSI (the “GSI Shares”) in exchange for its holdings in the Company. The GSI shares at no time represented five percent (5%) or more of any equity security of GSI of a class specified by Rule 13d-1(i), and in any event all of the GSI Shares were sold on May 17, 2002.

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1), each of the undersigned parties hereby agrees to file this Schedule 13G jointly on behalf of each of them.

Dated: February 13, 2003	AMAZON.COM, INC.

By: /s/ Mark Peek

Mark Peek
Vice President

Dated: February 13, 2003	AMAZON.COM NV INVESTMENT HOLDINGS, INC

By: /s/ Russell Grandinetti

Russell Grandinetti
Vice President